                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)



                              Spartech Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     8472201
                                 (CUSIP Number)


                                British Vita PLC
                           c/o John T. O'Connor, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5548
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement:[ ].

                                  SCHEDULE 13D

CUSIP NO.: 8472201

(1)      NAME OF REPORTING PERSON: British Vita PLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: 5,382,836*

(8)      SHARED VOTING POWER: NA

(9)      SOLE DISPOSITIVE POWER: 5,382,836*

(10)     SHARED DISPOSITIVE POWER: NA

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,382,836 shares of common stock*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.3%**

(14)     TYPE OF REPORTING PERSON:  CO


-------------
* British Vita PLC, through its wholly-owned subsidiary Vita Investments (North America) Limited ("VIL"), beneficially owns 5,382,836 Common Shares.

** According to the Issuer's prospectus filed on May 23, 2002 pursuant to Rule 424(b)(4) included in its Registration Statement on Form S-3, taking account of the shares to be sold in the offering, there would be 29,033,472 shares of Common Stock outstanding on May 23, 2002, not including up to 309,375 shares to be sold by the Issuer upon exercise of the underwriters' option to purchase additional shares. Since underwriters exercised their option to purchase such additional shares, we have assumed 29,033,472 + 309,375 = 29,342,847 shares outstanding.

                  This Statement constitutes Amendment No. 8 to the Schedule 13D filed by British Vita PLC ("Vita") with the Securities and Exchange Commission (the "SEC") on September 18, 1989, as amended by Amendment No. 1 thereto filed with the SEC on December 6, 1989, Amendment No. 2 filed with the SEC on December 13, 1989, Amendment No. 3 filed with the SEC on May 26, 1994, Amendment No. 4 filed with the SEC on May 1, 1995, Amendment No. 5 filed with the SEC on July 23, 1998, Amendment No. 6 filed with the SEC on September 5, 2001 and Amendment No. 7 filed with the SEC on February 28, 2002 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.75 per share (the "Common Stock"), of Spartech Corporation (the "Issuer"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

                  Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

                  Information regarding the executive officers and directors of Vita and VIL is included on Schedule A, which is incorporated herein by reference.

                  During the last five years, none of Vita, VIL, nor, to the best knowledge of Vita or VIL, any person named in Schedule A, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The Issuer has completed proposed underwritten public offering of approximately 9,487,500 shares of Common Stock pursuant to a registration statement filed with the SEC. This intended offering comprised 6,928,125 shares sold by Vita International Limited, a wholly-owned subsidiary of British Vita, 135,000 shares sold by R.B.A. Partners, L.P. ("RBA") and 2,424,375 shares of primary common stock issued by the Issuer.

         On completion of the offering British Vita's stake was reduced to 5,382,836 shares, or 18.4 percent.

ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The transaction referred to above occurred pursuant to an underwriting agreement among Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, First Analysis Securities Corporation, McDonald Investments Inc. and Commerce Capital Investments, Inc. (the "Underwriters"), the Issuer, Vita and RBA, dated as of May 23, 2002.

ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

         1.1 The Underwriting Agreement among the Underwriters, the Issuer, RBA and Vita, which is incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Issuer's Registration Statement (reg. No. 333-84202) on Form S-3 filed on April 26, 2002.

                                    SIGNATURE



                  After due inquiry and to the best of its knowledge and belief, the information set forth in this Amendment No. 8 to the Schedule 13D is true, complete and correct.

June 13, 2002


                                           British Vita PLC


                                           By: /S/ M. R. Stirzaker
                                               --------------------------------
                                               Name: M. R. Stirzaker
                                               Title:   Company Secretary

                                   SCHEDULE A

                     DIRECTORS AND EXECUTIVE OFFICERS OF VIL


                  The names and present principal occupations of the directors and executive officers of VIL are set forth below. Unless otherwise indicated, the business address of each director and executive officer of VIL set forth below is that of Vita. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to VIL. Each individual named below is a director of VIL. Each of the named individuals is a citizen of the United Kingdom.

Name                      Title                      Principal Occupation
----                      -----                      --------------------
Mr. J. Mercer             Director                   Director
Mr. D. A. Campbell        Director                   Director
Mr. C. J. J. O'Connor     Director                   Director
Mr. R. Dobson             Director                   Director
Mr. F. J. Libeert         Director                   Director
Mr. J. K. Maiden          Director                   Director

                    DIRECTORS AND EXECUTIVE OFFICERS OF VITA

                  The names and present principal occupations of the directors and executive officers of Vita are set forth below. The business address of each director and executive officer of Vita is that of Vita. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Vita. Each individual named below is a director of Vita. Each of the named individuals is a citizen of the United Kingdom.

Name                          Title                                             Principal Occupation
----                          -----                                             --------------------
Mr. J. Mercer                 Non-executive Chairman                            Director
Mr. D. A. Campbell            Chief Executive                                   Director
Mr. C. J. J. O'Connor         Director                                          Director
Mr. F. J. Libeert             Director                                          Director
Mr. R. Dobson                 Director                                          Director
Mr. H .J. J. van Beijeren     Director                                          Director
Mr. D. Cotterill              Non-executive Director                            Director
Mr. R. T. Scholes             Non-executive Director, Director of Bodycote      Director
                                International PLC and Keller Group PLC
Mr. R. F. Boyes               Non-executive Director,                           Director
                                Director of Heywood Williams Group plc
Mr. M. R. Stirzaker           Company Secretary                                 Solicitor
Mr. J. K. Maiden              Finance Director                                  Director